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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14f-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File No. 000-50240

                             TAM OF HENDERSON, INC.
                    (Exact name of registrant in its charter)

            NEVADA                                       20-0667864
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                               Shennan Zhong Road
                                 PO Box 031-046
                                 Shenzhen, China
           -----------------------------------------------------------
           (Address of principal executive office, including Zip Code)

                Registrant's telephone number - [(310)441-1888]

         Securities registered under Section 12(g) of the Exchange Act:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                              (Title of each class)

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The number of shares outstanding of each of the Company's classes of common stock, as of July 17, 2006 is 30,450,000 shares, all of one class, $.001 par value per share. Of this number, 10,650,000 shares were held by non-affiliates of the Company

*Affiliates for the purpose of this item refers to the Company's officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company's securities as record holders only for their respective clienteles' beneficial interest) owning 5% or more of the Registrant's common stock, both of record and beneficially.

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             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 per value, at the close of business on July 20, 2006.

           This notice is required by Section 14(f) of the Securities
 Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and
                          Exchange Commission ("SEC").

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            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

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                                  INTRODUCTION

      This Information Statement sets forth the change in the majority of the Company's board of directors effected by that certain Merger Transaction described below, and contains related biographical and other information concerning the Company's executive officers, directors and certain beneficial holders. This Information Statement is being filed with the Securities and Exchange Commission ("SEC") and delivered to stockholders holding all 30,450,000 of the issued and outstanding shares of common stock, par value $.001 per share, of TAM of Henderson, Inc. ("TAM" or the "Company"), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company's directors.

      However, because the Company's articles of incorporation and by-laws permit vacancies in its board of directors (the "Board") to be filled by a majority of the remaining directors, the holders of the Company's shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

      All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company filings may be obtained from the SEC's website at http://www.sec.gov. Upon the completion of the Merger Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

                         CHANGE IN MAJORITY OF DIRECTORS

      On July 12, 2006, as previously reported in the Company's Report on Form 8-K, filed on July 12, 2006, the Company consummated the Merger Transaction, whereby Merger Sub of Tam, Inc., a wholly owned subsidiary of the Company, merged with and into Full Power Enterprises Global Limited ("FPEG"), pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of June 26, 2006, by and among the Company, FPEG, and the shareholders of FPEG, as more particularly described in the Company's Reports on Form 8-K, dated June 26, 2006 and July 12, 2006, respectively. As a result of the Merger Transaction, FPEG, the surviving corporation, became the Company's wholly owned subsidiary.

      As contemplated by the Merger Transaction, at the Effective Date (as defined below) Xiao Jun resigned from the Company's Board of Directors and, prior to his resignation, elected Jiangping Jiang, Xin Zhang and Hoi-Yiu Lee (collectively, the "Directors") to fill the vacancies left by such resignation in accordance with Section 2 of Article III of the Company's By-Laws. The Directors took office as directors effective upon the closing of the Merger Transaction and subject to the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by their election to the Board (the "Effective Date").

                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock as of July 15, 2006; (ii) each director and executive officer of the Company as of July 15, 2006; (iii) all officers and directors of the Company as a group as of July 15, 2006; and (iv) all proposed beneficial owners, directors and officers (individually and as a group) of the Company after giving effect to the Merger Transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.

       Name and Address             Shares of TAM Stock        Percentage      Shares of TAM Stock      Percentage
   Of Beneficial Owner (1)      Beneficially Owned Prior to   of Class (2)      Beneficially Owned     of Class (2)
                                   the Merger Transaction                        After the Merger
                                                                                   Transaction
Xiao Jun (3) (4)                         8,000,000               76.555%            8,000,000              26.3%
Jiangping Jiang (5) (6)                      0                     0%               11,800,000             38.8%
Executive Officers and
Directors as a Group                     8,000,000               76.555%            11,800,000             38.8%

----------
(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised.

(2) The percentages listed in the "Percent of Class" column are based upon 30,450,000 issued and outstanding shares of Common Stock.

(3) The address for Xiao Jun is Shennan Zhong Road, PO Box 031-046, Shenzhen, China.

(4) Xiao Jun resigned from the Board of Directors effective as of the Effective Date.

(5) The address for Jiangping Jiang is Shennan Zhong Road, PO Box 031-046, Shenzhen, China.

(6) Jiangping Jiang was elected to fill director vacancies on the Board, effective on the Effective Date.

      Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares.

                        DIRECTORS AND EXECUTIVE OFFICERS

Management

      At the Effective Date, the resignation of Xiao Jun, current director of the Company, will become effective, and the election to the Board of the Jiangping Jiang, Xin Zhang and Hoi-Yiu Lee will become effective. The following table sets forth information regarding the current executive officers and directors of the Company and the executive officers and directors of the Company following the completion of the Stock Transaction and the Effective Date.

      The Company's existing management consists of:

Name                       Age           Title
----                       ---           -----
Xiao Jun                   22            Chief Executive Officer and Director

Xiao Jun -

      From Jan 2003 to March 2005, Xiao Jun was sales manager at GuangDong Province Dongwan Zhiyou Tech Develop LT, Inc., and from April 2005, he has served as General Manager at ShenZhen Kaibite Tech Develop LTD, Inc.

      At the Effective Date, the Company's management shall consist of:

Name                       Age           Title
----                       ---           -----
Jiangping Jiang            45            Chairman, Chief Executive Officer and
                                         Director

Xin Zhang                  38            Chief Financial Officer and Director

Hoi-Yiu Lee                25            Secretary and Director

Jiangping Jiang -

Prior to founding the Yu Zhi Lu Aviation Service Company, in 1998, Jiangping Jiang held positions in the airline industry and in government. Previously, from 1991 to 1998, she was the manager of Shenzhen International Airlines Agency. From 1982-1991, she served as a member of the Chongqing municipal government planning committee. Formerly, from 1979 to 1982, she was employed by Chengdu airport.

Xin Zhang -

Xin Zhang has over 15 years experience in corporate finance, having worked as an accountant, finance manager, CFO, and Managing Director of an auditing firm. She has formerly worked at China Construction Bank Hubei branch, Shenzhen Zhongju Investment Ltd., Meidun Ltd., and Jia Zheng Hua CPA.

Hoi-Yiu Lee -

Hoi-Yiu Lee brings extensive knowledge of market trends pertaining to China and its position in the global marketplace. Previously, from 2005-2006, she was employed by K & A Trading Company, Hong Kong, as a merchandiser. In this capacity, she managed multiple international accounts and acquired merchandise on behalf of the company from international vendors.

Board of Directors: Compensation and Meetings

      All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board. Currently, directors receive no compensation.

      All directors may be reimbursed by the Company for any expenses incurred in attending directors' meetings provided that Claremont has the resources to pay these fees. The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Committees of the Board of Directors

      Concurrent with having sufficient members and resources, the Company's board of directors will establish an audit committee and a compensation committee. The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

      No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

                             EXECUTIVE COMPENSATION

Executive Officers and Directors

      No Officer or director of the Company received compensation during the fiscal year ended December 31, 2005. The Company intends to pay salaries when cash flow permits.

      No director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000.

      The following sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2005 paid to the Company's Chief Executive Officer ("CEO") and the Company's four most highly compensated executive officers, if any, other than the CEO whose total compensation during fiscal year 2005 exceeded $100,000 and who were serving as executive officers at the end of the 2005 fiscal year (collectively, the "Named Executive Officers").

EXECUTIVE COMPENSATION IN LAST FISCAL YEAR

                                                                            Long Term Compensation
                                                                       --------------------------------
                                  Annual Compensation                         Awards            Payouts
                               --------------------------              --------------------     -------
                                          Non-Cash                     Restricted  Options/     LTIP        All
Name & Position      Year      Salary     Bonus     Other              Stock       SARs         Payouts     Other
------------------   ----      ------     -----     -----              -----       --------     -------     -----
Evagelina Esparza
Barrza President     2005      $ None     None      None               None        None         None        None

STOCK OPTION GRANTS IN LAST FISCAL YEAR

      The following table sets forth stock options granted to the Named Executive Officers as of December 31, 2005.

            Number of Options         % of Total Options
            Granted in Fiscal         Granted to Employees      Exercise         Expiration       Grant
Name        Year ended 12/31/05       in Fiscal Year 2005       ($/Share)        Date             Value $
---------------------------------------------------------------------------------------------------------
                                                  None.

OPTION EXERCISES DURING, AND STOCK OPTIONS HELD AT END OF 2005 FISCAL YEAR

      The following table indicates the total number and value of exercisable stock options held by the Named Executives during the 2005 fiscal year.

                                                   Value of Unexercised
                Number of Unexercised              In-The-Money Options
             Options at Fiscal Year End           At Fiscal Year End (1)
Name       Exercisable      Unexercisable      Exercisable    Unexercisable
--------------------------------------------------------------------------------
                                      None

      TAM currently has no formal written salary arrangement with its president and, while no specific annual salary or length of employment has been determined, TAM anticipates providing an annual salary not to exceed $100,000 commencing with the hopeful successful expansion of business.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Pursuant to the Merger Transaction, Jiangping Jiang acquired 11,800,000 shares of the Company's common stock. After giving effect to the Merger Transaction, Jiangping Jiang is the owner of a total of 11,800,000 shares of the 30,450,000 shares of the Company's common stock issued and outstanding, constituting, in the aggregate, 38.8% of the issued and outstanding shares of the Company's common stock. Upon the completion of the Merger Transaction, Jiangping Jiang became a director of the Company.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

      Section 16(a) of the Exchange Act, as amended, requires TAM's executive officers, directors and persons who beneficially own more than 10% of Claremont's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish TAM with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, except as provided below, Claremont believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with since September 6, 2005, the date that the Company registered on Form 10-SB its class of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

                                            TAM OF HENDERSON, INC.

Dated: July 19, 2006                        By: /s/ Jiangping Jiang
                                                --------------------------------
                                                Name:  Jiangping Jiang
                                                Title: Chief Executive Officer


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